UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	September 5, 2018

PEBBLEBROOK HOTEL TRUST

(Exact name of registrant as specified in its charter)

Maryland	001-34571	27-1055421
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

7315 Wisconsin Avenue, 1100 West, Bethesda, Maryland		20814
______________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(240) 507-1300

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.
Agreement and Plan of Merger

On September 6, 2018, Pebblebrook Hotel Trust (“Pebblebrook”), Pebblebrook Hotel, L.P. (the “Operating Partnership”), Ping Merger Sub, LLC (“Merger Sub”), Ping Merger OP, LP (“Merger OP”), LaSalle Hotel Properties (“LaSalle”) and LaSalle Hotel Operating Partnership, L.P. (“LaSalle OP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger OP will merge with and into LaSalle OP (the “Partnership Merger”), and, immediately following the Partnership Merger, LaSalle will merge with and into Merger Sub (the “Company Merger” and, together with the Partnership Merger, the “Mergers”). Upon completion of the Partnership Merger, LaSalle OP will survive and the separate existence of Merger OP will cease. Upon completion of the Company Merger, Merger Sub will survive and the separate existence of LaSalle will cease. The Mergers and the other transactions contemplated by the Merger Agreement were approved by the Pebblebrook’s Board of Trustees (the “Pebblebrook Board”).
The execution by Pebblebrook and its affiliates of the Merger Agreement immediately followed the termination by LaSalle and LaSalle OP of the Agreement and Plan of Merger, dated as of May 20, 2018 by and among BRE Landmark Parent L.P., BRE Landmark L.P., BRE Landmark Acquisition L.P., LaSalle and LaSalle OP (the “Blackstone Merger Agreement”), on September 6, 2018 in accordance with its terms. On September 6, 2018, prior to the termination by LaSalle of the Blackstone Merger Agreement, Pebblebrook, on behalf of LaSalle, paid to BRE Landmark Parent L.P. a termination fee of $112 million (the “Blackstone Termination Fee”)as required by the Blackstone Merger Agreement, and the Blackstone Merger Agreement was terminated.
Pursuant to the Merger Agreement, at the effective time of the Company Merger (the “Company Merger Effective Time”), each common share of beneficial interest, par value $0.01 per share, of LaSalle (each, a “LaSalle Common Share”), other than Excluded Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Company Merger Effective Time (including LaSalle Common Shares that become or are considered outstanding pursuant to the treatment of the LaSalle Compensatory Awards (as defined below) under the Merger Agreement) will be converted into the right to receive, at the election of the holder, either: (i) 0.92 (the “Exchange Ratio”) validly issued, fully paid and nonassessable common shares of beneficial interest (the “Common Share Consideration”), par value $0.01 per share, of Pebblebrook (the “Pebblebrook Common Shares”); or (ii) $37.80 in cash, subject to certain adjustments and to any applicable withholding tax (the “Cash Consideration” and, together with the Common Share Consideration, the “Merger Consideration”). The maximum number of LaSalle Common Shares eligible to be converted into the right to receive the Cash Consideration will be equal to 30% of the aggregate number of LaSalle Common Shares issued and outstanding as of immediately prior to the Company Merger Effective Time (including LaSalle Common Shares that become or are considered outstanding pursuant to the treatment of the LaSalle Compensatory Awards under the Merger Agreement as described below), subject to pro-rata reductions if such maximum is exceeded. Any LaSalle Common Shares held by Pebblebrook or its affiliates immediately prior to the Company Merger Effective Time will be cancelled for no consideration in the Company Merger and excluded from the right to receive the Cash Consideration.
Pursuant to the Merger Agreement, at the Company Merger Effective Time, each outstanding 6.375% Series I Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share, of LaSalle (the “LaSalle Series I Preferred Shares”) will be converted into the right to receive one share of a newly designated class of preferred shares of Pebblebrook, the 6.375% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (the “Series E Preferred Shares”), having the rights, preferences, privileges and voting powers materially unchanged from those of the LaSalle Series I Preferred Shares immediately prior to the Company Merger, and each outstanding 6.3% Series J Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share, of LaSalle (the “LaSalle Series J Preferred Shares”) will be converted into the right to receive one share of a newly designated class of preferred shares of Pebblebrook, the 6.3% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (together with the Series E Preferred Shares, the “Pebblebrook Preferred Shares”), having the rights, preferences, privileges and voting powers materially unchanged from those of the LaSalle Series J Preferred Shares immediately prior to the Company Merger.
Pursuant to the Merger Agreement, at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), each common unit of LaSalle OP (a “LaSalle OP Common Unit”), other than LaSalle OP Common Units held by LaSalle, that is issued and outstanding immediately prior to the Partnership Merger Effective Time, will be cancelled and converted into the right to receive 0.92 newly and validly issued common units of the Operating Partnership, without interest. Alternatively, each LaSalle OP Common Unit, other than LaSalle OP Common Units held by LaSalle, may at the holder’s election be converted into the right to receive a number of Pebblebrook Common Shares equal to the Exchange Ratio, without interest.
Pursuant to the Merger Agreement, each award of restricted LaSalle Common Shares (“Restricted Shares”) that is outstanding immediately prior to the LaSalle Merger Effective Time will become fully vested and will be cancelled in exchange for the right to receive the Merger Consideration with respect to such Restricted Shares. Each award of performance shares with respect to LaSalle Common Shares (each, a “Performance Award”) that is outstanding immediately prior to the Company Merger Effective Time will automatically become earned and vested with respect to that number of LaSalle Common Shares subject to such Performance Award based on actual achievement of the applicable performance goals set forth in the award agreement governing such Performance Award, and thereafter shall be cancelled and exchanged for, the right to receive such number of earned and vested LaSalle Common Shares, which shall be considered outstanding as of such time, and to receive the Merger Consideration with respect to such LaSalle Common Shares. Each award of deferred LaSalle Common Shares (each, a “Deferred Share Award,” and, collectively with the Restricted Shares and Performance Awards, the “LaSalle Compensatory Awards”) that is outstanding immediately prior to the Company Merger Effective Time will be cancelled in exchange for the number of LaSalle Common Shares subject to such Deferred Share Award (prior to its cancellation), which LaSalle Common Shares shall be considered outstanding as of such time, and to receive the Merger Consideration with respect to such LaSalle Common Shares.
Each of Pebblebrook and LaSalle has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by each party to, in all material respects, use commercially reasonable efforts to carry on its business in the ordinary course of business consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Mergers. The obligations of the parties to consummate the Mergers are not subject to any financing condition or the receipt of any financing by Pebblebrook, the Operating Partnership, Merger Sub or Merger OP.
The consummation of the Mergers is subject to certain customary closing conditions, including, among others, approval of the Company Merger by the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) percent of the outstanding LaSalle Common Shares entitled to vote on the matter, approval of the issuance of Pebblebrook Common Shares by the affirmative vote of not less than a majority of the votes cast by holders of the outstanding Pebblebrook Common Shares entitled to vote on the matter (the “Pebblebrook Shareholder Approval”), the absence of certain legal impediments to the consummation of the Mergers, the effectiveness of a registration statement on Form S-4 to be filed by Pebblebrook in connection with the Mergers and the approval for listing on the New York Stock Exchange of the Pebblebrook Common Shares and the Pebblebrook Preferred Shares to be issued in the Company Merger. The Merger Agreement requires Pebblebrook to convene a special meeting of shareholders for purposes of obtaining the Pebblebrook Shareholder Approval.
Each of Pebblebrook and LaSalle has agreed to covenants prohibiting each party from soliciting, providing non-public information or entering into discussions or agreements concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. Prior to obtaining the requisite shareholder approval, LaSalle may terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal and either party’s Board of Trustees may effect a Change in Recommendation (as defined in the Merger Agreement) only if it has received an unsolicited written acquisition proposal that constitutes a Superior Proposal, and the failure to effect a Change in Recommendation would be inconsistent with the applicable Board of Trustees’ fiduciary obligations under applicable law. Under these no-solicitation provisions, a party must notify the other party if it receives an alternative acquisition proposal and allow for negotiations for a specified period before effecting a Change in Recommendation.
The Merger Agreement may be terminated under certain circumstances by either party, including prior to obtaining the requisite shareholder approval, if, after following certain procedures and adhering to certain restrictions, LaSalle’s Board of Trustees or the Pebblebrook Board effects a Change in Recommendation in connection with a Superior Proposal and, in the case of LaSalle, LaSalle enters into a definitive agreement providing for the implementation of a Superior Proposal, subject to complying with specified notice and other conditions set forth in the Merger Agreement.
Upon a termination of the Merger Agreement, under certain circumstances, LaSalle will be required to pay to Pebblebrook a termination fee of $112 million, and in certain other circumstances, Pebblebrook will be required to pay to LaSalle a termination fee of $81 million.
The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to provide shareholders with information regarding its terms. It is not intended to provide any other factual or financial information about Pebblebrook, LaSalle or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, covenants or agreements contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Pebblebrook, the Operating Partnership, Merger Sub, Merger OP, LaSalle, LaSalle OP or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pebblebrook’s public disclosures. The Merger Agreement should be read in conjunction with the other information regarding the Pebblebrook, the Operating Partnership, Merger Sub, Merger OP, LaSalle, LaSalle OP or any of their respective affiliates or businesses and the transactions contemplated by the Merger Agreement that will be contained in or attached as an annex to the joint proxy statement/prospectus that Pebblebrook will file in connection with the transactions contemplated by the Merger Agreement, as well as in the other filings that Pebblebrook will make with the United States Securities and Exchange Commission (the “SEC”).

Delayed Draw Term Loan

On September 5, 2018, in anticipation of entering into the Merger Agreement, Pebblebrook, the Operating Partnership, as borrower, certain subsidiaries of Pebblebrook, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) and Bank of America, N.A. (“BofA”) entered into a credit agreement (the “Credit Agreement”), with respect to a $100 million delayed-draw term loan. BofA is acting as sole administrative agent for the Delayed Draw Term Loan and MLPFS is acting as sole lead arranger. On September 5, 2018, the Operating Partnership borrowed $100 million pursuant to the Credit Agreement (the “Delayed Draw Term Loan”) in connection with entering into the Merger Agreement and paying the Blackstone Termination Fee.
The Delayed Draw Term Loan bears interest at a rate per annum equal to, at the option of the Company, (i) LIBOR plus 1.45% to 2.25%, depending on the Company's leverage ratio, or (ii) the Base Rate (which is defined as the greater of the rate of interest as publicly announced from time to time by BofA as its prime rate and the Federal Funds rate plus 0.50%) plus 0.45% to 1.25%, depending on the Company's leverage ratio. There are no prepayment penalties under the Credit Agreement. The maturity date of the Delayed Draw Term Loan is March 5, 2019. Subject to certain terms and conditions set forth in the Credit Agreement, the Operating Partnership may elect, for a fee, to extend the maturity date of the revolving credit facility by six months, for a maximum maturity date of September 5, 2019.
The Company’s ability to borrow under the Credit Agreement is subject to its ongoing compliance with a number of customary financial and other covenants, including:

•	a maximum leverage ratio of 6.75:1.00 (or up to 7.00:1.00 for up to four consecutive quarters one time during the term of the agreement);

•	a maximum secured recourse debt ratio of 5% (or up to 10% for up to four consecutive quarters one time during the term of the agreement);

•	a maximum percentage of secured debt to total asset value of 45%;

•	a minimum fixed charge coverage ratio of 1.50:1.00;

•	a maximum unsecured interest coverage ratio of 2.0:1.0;

•	a minimum tangible net worth; and

•	a maximum ratio of unsecured debt to total unencumbered asset value of 60% (or 65% for up to three consecutive quarters up to three non-consecutive times during the term of the agreement).

The Credit Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type, including limitations on liens, incurrence of debt, investments, mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the credit facility and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, cross-defaults and guarantor defaults. The occurrence of an event of default under the Primary Credit Agreement could result in all loans and other obligations becoming immediately due and payable and the credit facility being terminated and allow the lenders under the agreement to exercise all rights and remedies available to them with respect to the collateral.
The foregoing description of the Credit Agreement is not complete. A copy of the Credit Agreement will be filed with the SEC as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.
Waivers of Change in Control Termination Benefits

On September 5, 2018, in anticipation of Pebblebrook entering into the Merger Agreement, Pebblebrook and each of its executive officers, Jon E. Bortz, Raymond D. Martz and Thomas C. Fisher, entered into waiver agreements (collectively, the “Waiver Agreements”). Pursuant to each executive officer’s Waiver Agreement, the executive officer agreed that the Mergers shall be deemed not to be a “Change in Control” as defined in the executive’s change in control severance agreement and all of the executive’s outstanding compensatory equity award agreements (collectively, the “Subject Agreements”). As a result of entering into the Waiver Agreements, each executive officer has waived (i) the payment of any amounts of cash due to the executive and (ii) the acceleration of vesting of any unvested performance units, common shares, or LTIP Class B Units (as defined in the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of December 13, 2013, as amended), in each case pursuant to the Subject Agreements as a result from the occurrence of the Mergers.
The foregoing description of the Waiver Agreement is not complete. The Waiver Agreements are filed as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K.
Item 7.01. Regulation FD Disclosure.

On September 5, 2018, Pebblebrook issued a press release regarding the determination by LaSalle’s Board of Trustees that Pebblebrook's offer to acquire LaSalle was a "Superior Proposal" as defined in the Blackstone Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On September 6, 2018, Pebblebrook and LaSalle issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Additional Information about the Proposed Merger Transaction and Where to Find It
This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 6, 2018, by and among Pebblebrook, the Operating Partnership, Merger Sub, Merger OP, LaSalle and LaSalle Hotel OP. In connection with the proposed merger transaction, Pebblebrook expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Pebblebrook and LaSalle that also constitutes a prospectus of Pebblebrook, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Pebblebrook shareholders and LaSalle shareholders when it becomes available. Pebblebrook and LaSalle also plan to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Pebblebrook or LaSalle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Pebblebrook with the SEC will be available free of charge on Pebblebrook’s website at www.pebblebrookhotels.com or by contacting Pebblebrook’s Investor Relations at (240) 507-1330. Copies of the documents filed by LaSalle with the SEC will be available free of charge on LaSalle’s website at www.lasallehotels.com or by contacting LaSalle’s Investor Relations at (301) 941-1500.
Certain Information Regarding Participants
Pebblebrook and LaSalle and their respective trustees, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018 in connection with Pebblebrook’s 2018 annual meeting of shareholders. You can find information about LaSalle’s executive officers and directors in LaSalle’s definitive proxy statement filed with the SEC on July 30, 2018 in connection with its 2018 special meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Pebblebrook or LaSalle using the sources indicated above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication that are not in the present or past tense or that discuss the expectations of Pebblebrook and/or LaSalle are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Pebblebrook and LaSalle operate and beliefs of and assumptions made by Pebblebrook management and LaSalle management, involve uncertainties that could significantly affect the financial results of Pebblebrook or LaSalle or the combined company. Pebblebrook and LaSalle intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger transaction, including future financial and operating results, the attractiveness of the value to be received by LaSalle shareholders, the attractiveness of the value to be received by Pebblebrook and the combined company’s plans, objectives, expectations and intentions and descriptions relating to these expectations.
All statements that address operating performance, events or developments that Pebblebrook and LaSalle expect or anticipate will occur in the future - including statements relating to expected synergies, improved liquidity and balance sheet strength - are forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Pebblebrook and LaSalle believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Pebblebrook and LaSalle can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the companies and others related to the proposed merger transaction, (ii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction, (iii) changes affecting the real estate industry and changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for the companies’ properties, (v) risks associated with the hotel industry, including competition for guests and meetings from other hotels and alternative lodging companies, increases in wages, energy costs and other operating costs, potential unionization or union disruption, actual or threatened terrorist attacks, any type of flu or disease-related pandemic and downturns in general and local economic conditions, (vi) the availability and terms of financing and capital and the general volatility of securities markets, (vii) the companies’ respective dependence on third-party managers of their respective hotels, including their inability to implement strategic business decisions directly, (viii) risks associated with the real estate industry, including environmental contamination and costs of complying with the Americans with Disabilities Act of 1990, as amended, and similar laws, (ix) the possible failure of the companies to maintain their respective qualifications as a REIT and the risk of changes in laws affecting REITs, (x) the possibility of uninsured losses, (xi) risks associated with redevelopment and repositioning projects, including delays and cost overruns, (xii) the risk of a material failure, inadequacy, interruption or security failure of the companies’ or their respective hotel managers’ information technology networks and systems, (xiii) risks associated with achieving expected revenue synergies or cost savings, (xiv) risks associated with the companies’ ability to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, and (xv) those additional risks and factors discussed in reports filed with the SEC by Pebblebrook and LaSalle from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Pebblebrook nor LaSalle undertakes any duty to update any forward-looking statements appearing in this document.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of September 6, 2018, by and among Pebblebrook Hotel Trust, Pebblebrook Hotel, L.P., Ping Merger OP, LP, Ping Merger Sub, LLC, LaSalle Hotel Properties and LaSalle Hotel LaSalle OP, L.P.†

10.1*	Waiver Agreement, dated September 5, 2018, between Pebblebrook Hotel Trust and Jon E. Bortz
10.2*	Waiver Agreement, dated September 5, 2018, between Pebblebrook Hotel Trust and Raymond D. Martz
10.3*	Waiver Agreement, dated September 5, 2018, between Pebblebrook Hotel Trust and Thomas C. Fisher
99.1	Press release, dated September 5, 2018, regarding Pebblebrook's response to LaSalle's board determination that Pebblebrook proposal is a “Superior Proposal”.
99.2	Press Release, dated September 6, 2018, regarding the entry in to the Merger Agreement
_____________________

*	Management agreement or compensatory plan or arrangement.

†
Schedules have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K. Pebblebrook hereby undertakes to furnish on a supplemental basis copies of any of the omitted schedules upon request by the SEC; provided, however, that Pebblebrook may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEBBLEBROOK HOTEL TRUST

September 6, 2018	By:	/s/ Raymond D. Martz

Name: Raymond D. Martz
Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary